EXHIBIT 99.2

Management’s Discussion and Analysis
For The Three Months Ended
March 31, 2011

June 9, 2011 as amended July 28, 2011

Amended and Restated

Management’s Discussion and Analysis

July 28, 2011

This management discussion and analysis (“MD&A”) replaces the MD&A for the three month period ending March 31, 2011 filed on SEDAR on June 14, 2011.  The purpose of filing this revised MD&A is to provide amended information within the “Summary of Quarterly Results” section to comply with Form 51-102FI, and within the “Forward Looking Information” section to comply with NI 51-102 by more clearly identify statements of forward-looking information.

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of March 31, 2011, unless otherwise stated; (iii) all references to monetary amounts are to thousands of Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and completion of various studies, adequacy of water rights for the oxide project, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, changes required to the Company’s accounting policies on adoption of IFRS, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on the Company’s Caspiche project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements, fluctuations in gold, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in Exeter’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities and other information released by Exeter and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

Amended and Restated

All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Amended and Restated

Report on Operations

First Quarter 2011

During the first quarter of 2011 the Company continued with drilling and prefeasibility work at the Caspiche project in the Maricunga region of Chile. In February 2011, the Company exercised the option to acquire the Caspiche project from Anglo American. Additionally, during the quarter, the Company entered into an option agreement with Xstrata Copper to acquire the Sideral project adjacent to the Caspiche project and optioned water rights for the Caspiche project.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement and spent more than the required minimum expenditures of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and during the first quarter of 2011, exercised its option to acquire a 100% interest in the properties. Anglo American will retain a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back if it is not put into production within 15 years from the date that the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to pay an advance annual royalty of US$250,000 for the period March 31, 2011 to March 31, 2020 and thereafter US$1 million for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production at which time the advance royalty will cease and NSR will be payable.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche was reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project. Porphyry gold-copper mineralization in the Maricunga belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche.

Ongoing exploration work to better determine the grade continuity of the Caspiche porphyry deposit and additional assessments of the potential for deleterious elements and metallurgical characterization studies are in progress, along with baseline environmental and hydrological and pre feasibility studies.

Amended and Restated

Sideral project

During the period ended March 31, 2011, the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m (49,213 ft), within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

In the first quarter of 2011, the Company secured an option on water rights to a total volume of 300 litres per second from a private Chilean company, sufficient to feed the oxide project. The rights relate to surface water flows and are consumptive in nature. The option agreement provides for staged payments deductible from a purchase price of US$15.0 million. The Company can withdraw from the option at any time without penalty.

Results from Operations

The Company began 2011 with 86,307,503 common shares outstanding and ended the period with 86,386,253 common shares outstanding. During the period, the Company received net proceeds of $0.16 million and issued 78,750 common shares upon the exercise of options. Shares issued and proceeds received are summarized below:

	Options Exercised	Total
Shares issued	78,750	78,750
Proceeds (000’s)	$158	$158

Subsequent to March 31, 2011, the Company issued shares pursuant to the exercise of options as follows:

	Options Exercised	Total
Shares issued	751,500	751,500
Proceeds (000’s)	$1,584	$1,584

As at July 28, 2011 the Company had 87,137,753 shares outstanding.

Amended and Restated

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements for the first quarter ended March 31, 2011(the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The following selected financial information is taken from the Interim Financial Statements and should be read in conjunction with those statements.

First Quarter Ended March 31, 2011

The Company ended the first quarter with $84.7 million of cash and cash equivalents. The Company incurred approximately $6.5 million in exploration costs in the first quarter of 2011. Stock based compensation expense of $3.0 million was due to recognizing the expense associated with the vesting of certain stock options granted during the quarter and from options that were previously granted to employees and consultants.

First Quarter 2011 Compared to First Quarter 2010

At March 31, 2011 the Company had $84.7 million in cash and cash equivalents, $39.2 million more than the $45.5 million held at March 31, 2010. This additional cash resulted from the October 2010 equity financing in which the Company raised gross proceeds of $50.0 million, and the November 2010 exercise of the over-allotment option for gross proceeds of $7.5 million. Mineral property exploration expenses of $6.5 million in the first quarter of 2011, was $0.6 million lower than the $7.1 million incurred in continuing operations in the first quarter of 2010 because of slower drilling activity and lower stock based compensation.

The following is a summary of quarterly results for continuing operations taken from the Company’s unaudited quarterly consolidated financial statements reflects information related to continuing operations:

	($000’s, except share data)
Three month period ended March 31,	2011	2010
Interest income	$255	$144
Mineral property exploration costs	$6,536	$7,079
Stock-based compensation 1	$3,034	$4,046
Loss	$9,277	$10,331
Basic and diluted loss per common share	$0.11	$0.14

1) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s)
Financial Position
As at	March 31, 2011	December 31, 2010
Working capital	$83,329	$89,441
Total assets	$85,717	$91,371
Total liabilities	$2,127	$1,696
Share capital	$238,672	$238,454
Deficit	$(184,523)	$(175,246)

The Company’s combined cash and cash equivalents as at March 31, 2011 totaled $84.7 million compared with $90.6 million as at December 31, 2010. The funds are highly liquid and are available immediately. The Company has $2.1 million (December 31, 2010 - $1.7 million) of current liabilities, with the increase reflecting the Company’s level of site activity relating to engineering work.

Amended and Restated

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly Interim Financial Statements:

Comparison to Prior Quarterly Periods

	2011	2010				2009
($000’s, except share data)	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter**	3rd Quarter**	2nd Quarter**
Total Revenues	-	-	-	-	-	-	-	-
Net loss(gain)	9,277	8,363	4,024	7,593	(106,216)***	10,358	5,391	7,111
Basic loss(gain) per common share	$0.11	$0.10	$0.05	$0.10	($1.44)	$0.16	$0.09	$0.11
Diluted loss(gain) per common share	$0.11	$0.10	$0.05	$0.10	($1.32)	$0.16	$0.09	$0.11

*  IFRS
**  Canadian GAAP
***   Includes a gain on the transfer of Argentine Assets of $122.1 million

Net loss in the first quarter of 2011 was higher than in the previous quarter due to the continuing drilling campaign, pre-feasibility studies at Caspiche, payment of advance royalty on the Caspiche project and the option of water rights.

A significant component in the loss for the periods noted above is stock-based compensation which has fluctuated quarter by quarter for a number of reasons including the vesting of certain options, approval dates of grants, and stock price volatility which is a component of the Black-Scholes pricing model that can significantly affect the fair value of options granted.

Supplemental Information:
Comparison to Prior Quarterly Periods – Continuing Operations

	2011	2010				2009
($000’s, except share data)	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter**	3rd Quarter**	2nd Quarter**
Total Revenues	-	-	-	-	-	-	-	-
Net loss	9,277	8,363	4,024	7,593	10,331	4,722	1,991	3,651
Basic and diluted loss per common share	$0.11	$0.10	$0.05	$0.10	$0.14	$0.07	$0.03	$0.06

*       IFRS
**     Canadian GAAP

Amended and Restated

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2011 totalled $84.7 million compared to $90.6 million at December 31, 2010, a decrease of about $5.9 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such source of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

During the fourth quarter 2010, the Company completed an equity financing and issued 8,065,000 common shares at a price of $6.20 per share for gross proceeds of $50.0 million and upon exercise of the over-allotment option related to the financing, the Company issued 1,209,750 common shares at a price of $6.20 per share for gross proceeds of $7.5 million. The total net proceeds of the financing totalled $53.8 million.

The Company intends to continue using the net proceeds of the offerings for exploration and development of the Company’s properties in Chile, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Chile and tries to reduce the effects of foreign exchange risk by sending cash to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at March 31, 2011 and December 31, 2010 as follows:

March 31, 2011 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	558,641	272	-
Amounts receivable	20,430	-	-
Accounts payable and accrued liabilities	(726,890)	(168)	(154)
Net balance	(147,819)	104	(154)
Equivalent in Canadian Dollars	(301)	101	(155)
Rate to convert to $1.00 CDN	0.002038	0.9696	1.0065

Amended and Restated

December 31, 2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	-
Amounts receivable	52,047	-	-
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	(124)	(113)
Rate to convert to $1.00 CDN	0.002125	0.9946	1.0180

Based on the above net exposures as at March 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $30, $10 and $16 respectively in the Company’s net loss.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at period end ranged between 1.2% and 1.3%.

Based on the amount of cash and cash equivalents invested at March 31, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $424 in the interest earned by the Company per annum.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

The Company leases offices in Vancouver and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  In addition, the Company is required to pay an advance annual royalty to maintain its interest in Caspiche.

Commitments, mainly for rental of office and operating facilities, and access agreements are presented below.

Payments Due by Period (Figures are in Canadian Dollars)
($000’s)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations*	$502	$123	$176	$174	$29
Property access agreements	241	123	118	-	-
Total	$743	$246	$294	$174	$29

* The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

Amended and Restated

Related Party Transactions ($000’s)

Amounts due from related parties of $202 at March 31, 2011 (December 31, 2010 - $9) is for the recovery of common expenditures from two corporations with common directors. The amounts due from related parties are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $135 at March 31, 2011 (December 31, 2010 - $118) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the three months ended March 31, 2011 a total of $290 (2010 - $361) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $90 (2010 - $90) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at March 31, 2011, the Company had amounts owing of $43 (December 31, 2010 - $12) to this company.

b)
Exploration fees of $38 (2010 - $71) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at March 31, 2011, the Company had amounts owing of $51 (December 31, 2010 - $62) to this company.

c)
Management fees of $44 (2010 - $72) were paid to a corporation controlled by the Chairman of the Company. As at March 31, 2011, the Company had amounts owing of $31 (December 31, 2010 - $22) to this company.

d)
Management fees of $50 (2010 - $70) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at March 31, 2011, the Company had amounts owing of $nil (December 31, 2010 - $nil) to this company.

e)
Management fees of $50 (2010 - $58) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at March 31, 2011, the Company had amounts owing of $nil (2010 - $nil) to this company.

f)
The Company paid or accrued rent expense of $15 (2010 - $nil) to a company controlled by a director of the Company. Of this amount, $8 was recovered from a corporation with common directors. As at March 31, 2011, the Company had amounts owing of $7 (December 31, 2010 - $nil) to this company.

g)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by Extorre on behalf of the Company during the three months ended March 31, 2011 was $2.  As at March 31, 2011, the Company had amounts owing of $nil (December 31, 2010 - $22) to this company.

h)
Fees of $3 (2010 - $31) were paid or accrued to a company of which one of the officers of the Company was a partner for legal services. As at March 31, 2011, the Company had amounts owing of $3 (2010 - $nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ended March 31, 2011, the percentage allocation was 40%, resulting in approximately net $130 being recovered for administrative support, office overhead and travel from Extorre.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Amended and Restated

Outlook

The Company plans to focus all efforts on continuing to add value to its Caspiche project. Its recently completed drilling program was focused on adding confidence to the resource estimate through in-fill drilling and bringing the best mineralized inferred ounces to an indicated status. An updated resource mode base on this infill drilling is scheduled to be completed during the second quarter of 2011. The Company has also initiated pre-feasibility studies on the project and will continue advancing its metallurgical test programs to optimize the recovery and exploitation of the known mineralization. Future exploration drilling is planned targeting potential new zones of mineralization at Caspiche epithermals and the Sideral project adjacent to Caspiche (part of an 100% option agreement with Xstrata).

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board required all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first filing under IFRS is the Q1 2011 filing which contains IFRS compliant financial statements on a comparative basis. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy.

IFRS Transition

The Company developed a conversion implementation plan comprising three major phases. These include a scoping and planning phase, a design and build phase and an implement and review phase. The Company has completed the scoping and planning phase, and the design and build phase and implementation phase. The review phase will continue in future periods.

The following summarizes the Company’s progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which changes to accounting policies may be required.	Completed.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 “First-time adoption of International Financial Reporting Standards”.
Completed.
Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements.	Completed in conjunction with the Q1 2011 IFRS financial statements.
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	Completed in conjunction with the Q1 2011 IFRS financial statements.

The Company’s staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS affecting the Company and the changes to accounting policies. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and are aware of the key aspects of IFRS affecting the Company.

Note 3 to the consolidated interim financial statements includes additional detail on the key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

Amended and Restated

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, based on its evaluation to date, the Company does not expect any changes to its accounting policies that would result in significant changes to line items within its financial statements.

The following provides a summary of the Company's evaluation of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a change in its significant accounting policies. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time however, the Company is not aware of any significant expected changes that would affect the summary provided below.

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
Income
Interest income		$530	$-	$530	$144	$-	$144

Expenses
Accounting and audit		169	-	169	63	-	63
Administration salaries and consulting		2,466	-	2,466	660	-	660
Director’s fees		3,725	-	3,725	1,262	-	1,262
Foreign exchange (gain) loss		34	-	34	(44)	-	(44)
General and administration		638	-	638	199	-	199
Legal fees		145	-	145	135	-	135
Management fees		2,619	-	2,619	638	-	638
Mineral property exploration expenditures		19,758	-	19,758	7,079	-	7,079
Shareholder communications		1,152	-	1,152	437	-	437
Stock exchange listing and filing fees		135	-	135	46	-	46
		30,841	-	30,841	10,475	-	10,475

Loss from continuing operations		30,311	-	30,311	10,331	-	10,331
Loss (gain) from discontinued operations		5,506	(122,053)	(116,547)	5,506	(122,053)	(116,547)
Net income/(loss) and comprehensive income/(loss) for the year/period		$(35,817)	$122,053	$86,236	$(15,837)	$122,053	$106,216
Transfer of net assets on Plan of Arrangement		(27,947)	(122,053)	(150,000)	(27,947)	(122,053)	(150,000)
Deficit at beginning of year/period		(111,482)	-	(111,482)	(111,482)	-	(111,482)

Deficit at end of year/period		$(175,246)	$-	$(175,246)	$(155,266)	$-	$(155,266)

i) IFRIC 17:Distributions of Non-Cash Assets to Owners

The guidance provided by IFRIC 17 requires that a Company which is distributing non-cash assets to its owners do so at the fair value of the assets which are being distributed. Under Canadian GAAP, the Company recorded the transfer of the non-cash assets in relation to the Plan of Arrangement at cost. By valuing the transfer of assets at fair value at the date of transition, the Company has now recognized a gain of approximately $122,053 on the transfer to Extorre. The increase in fair value had no impact on the net cash flows of the Company as the gain was a non-cash item. The impact of recognizing the gain resulted in the Company recording a net gain of $106,216 and $86,236 at March 31 and December 31, 2010 respectively compared to net losses of $15,837 and $35,817 at March 31 and December 31, 2010 under Canadian GAAP. Finally, on conversion to IFRS there was no change to the reported deficit at December 31, 2010.

Amended and Restated

Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amended and Restated

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight. There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2011.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2010 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $84.7 million and working capital of $83.3 million at March 31, 2011. Based on current planned expenditures at its Caspiche project management believes that the Company has sufficient capital resources to fund levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s Caspiche project is in the pre-feasibility study stage and, as a result, current activities at Caspiche have caused little environmental impact to date due. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

Amended and Restated

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including power and water. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2010 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2010), and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE Amex Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.